EXHIBIT 99.1

Innate Pharma Announces FDA Clearance Of The IND For IPH4502, A Nectin-4 ADC To Be Developed In Solid Tumors

Marseille, France, September 23, 2024, 7:00 A.M. CEST

•IPH4502 is Innate’s novel and differentiated topoisomerase I inhibitor antibody drug conjugate (ADC) targeting Nectin-4

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the U.S Food and Drug Administration (FDA) has cleared its investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502, its novel and differentiated topoisomerase I inhibitor antibody drug conjugate (ADC) targeting Nectin-4 in solid tumors. Innate expects to initiate the Phase 1 study in the coming months.

The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric and colorectal cancers.

“We are thrilled to advance the IPH4502 program, and the IND application acceptance is an important milestone for Innate, as this is our first ADC program to enter the clinic,” said Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma. “IPH4502 is a novel and differentiated Nectin-4 ADC that has the potential to provide a new therapeutic option for patients with a cancer expressing a wide range of Nectin-4. Through this Phase 1 study we aim to advance the research on our ADC technology for the benefit of patients.”

About IPH4502

IPH4502 is a novel topoisomerase I inhibitor Antibody Drug Conjugate (ADC) conjugated to exatecan targeting Nectin-4.

Nectin-4 is a cell membrane adhesion protein overexpressed in several solid tumors, including urothelial, breast, esophageal, lung, ovarian, and pancreatic cancers, with limited expression in normal tissues.

In non-clinical models, IPH45 was well tolerated and shows anti-tumor efficacy in vitro and in vivo.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA

LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu